CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

November 9, 2009

BASIS OF PRESENTATION

This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is responsible for ensuring that we fulfill our fiduciary duties to our shareholders and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as "CGI", "we", "our" or "Company". This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2009, 2008, and 2007. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from generally accepted accounting principles in the United States of America ("US GAAP"). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 29 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

The following are the three primary objectives of this MD&A:

- Provide a narrative explanation of the consolidated financial statements through the eyes of management;
- Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company's business; and
- Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Corporate Overview – includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;

Financial Review – discusses year-over-year changes to operating results for the years ended September 30, 2009, 2008 and 2007, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;

Liquidity and Capital Resources – discusses changes in cash flows from operating, investing and financing activities and describes the Company's liquidity and available capital resources;

Critical Accounting Estimates and Risks and Uncertainties – explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

NON-GAAP MEASURES

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1. Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes ("adjusted EBIT");
2. Constant currency growth;
3. Days Sales Outstanding ("DSO");
4. Return on Invested Capital ("ROIC");
5. Return on Equity ("ROE");
6. Net Debt to Capitalization ratio;
7. Backlog;
8. Bookings; and
9. Book-to-Bill ratio.

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 20. Definitions of bookings, backlog, constant currency growth, DSO and net debt to capitalization are provided on pages 10 and 11. A discussion of bookings and book-to-bill ratios can be found on page 12 while ROIC and ROE are discussed on page 26.

RESTATEMENT OF PRIOR PERIODS

During the fiscal year, CGI adopted CICA Handbook section 3064, "Goodwill and Intangible Assets" retrospectively, with restatement of prior periods. This MD&A reflects the impacts of these restatements on the audited consolidated financial statements for the fiscal years 2009, 2008, and 2007. The impacts of the restatements are immaterial. Please refer to Note 2a of our consolidated financial statements for further details.

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

CORPORATE OVERVIEW

ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions ("outsourcing") – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets ("verticals") where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients' business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) government and healthcare — helping organizations improve the performance of mission-critical functions through the innovative use of information technology; b) financial services — helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations; c) telecommunications and utilities — helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution — establishing flexible and customer-centered operating models that help clients lower costs and increase profitability; and e) manufacturing — helping clients leverage information technology to better manage the entire product lifecycle.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include ERP solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization ("ISO") quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Our operations are managed in three operating segments ("reporting segments" or "segments"), in addition to Corporate services, namely: Canada, United States of America and India ("U.S."), and Europe and Asia Pacific ("Europe"). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

VISION AND STRATEGY

Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI's vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions, CGI has been and will continue to be a consolidator in the IT services industry.

The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.

COMPETITIVE ENVIRONMENT

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI's global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI's business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors involved in winning and retaining IT and BPS contracts in today's global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI's competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI's growing critical mass in our three main markets—Canada, the U.S. and Europe and Asia Pacific, collectively

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

covering approximately 76% of global IT spending—we are in a position to compete effectively on an international scale and win large contracts.

2009 HIGHLIGHTS

Recent economic events have underscored the need to focus on the fundamentals – delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channeling business development efforts to achieve our profitable growth strategy. CGI's discipline in adhering to these fundamentals has allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients' need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama, U.S.A. We also leveraged the economic downturn by presenting a service portfolio – Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses, and workforce reductions. Highlights for the year are:

- Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;
- Revenue of $3.8 billion, an increase of 3.2% year-over-year;
- The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;
- Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;
- Both basic and diluted EPS from continuing operations grew more than 9.6% compared to fiscal 2008;
- DSO improved to 39 days from 50 days a year ago;
- Generated cash of $630 million from continuing operations, an improvement of $275 million over 2008;
- Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

As part of its build and buy strategy, the Company's strategic expansion plans call for its profitable growth targets to be evenly split between acquisition and organic growth. Using our investment criteria, the Company reviewed several acquisition opportunities in fiscal 2009, but ultimately chose not to proceed because of timing, alignment or price considerations.

CAPITAL STOCK AND OPTIONS OUTSTANDING (AS AT NOVEMBER 5, 2009)

263,403,630 Class A subordinate shares
33,608,159 Class B shares
36,416,172 options to purchase Class A subordinate shares

FISCAL 2009 TRADING SUMMARY

CGI's shares are listed on the Toronto Stock Exchange ("TSX") (stock quote – GIB.A) and the New York Stock Exchange ("NYSE") (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and recently, in the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	9.30	Open:	8.80
High:	13.30	High:	12.66
Low:	8.30	Low:	6.63
Close:	12.54	Close:	11.69
Canadian average daily trading volumes:	1,239,252	U.S. average daily trading volumes:	191,214

Includes the average daily volumes of both the TSX and Alternative Trading Systems.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

STOCK PERFORMANCE



CGI Stock Prices (TSX) for Fiscal 2009

SHARE REPURCHASE PROGRAM

On January 27, 2009, the Company's Board of Directors authorized the renewal of the Normal Course Issuer Bid ("NCIB") and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Company received approval from the TSX for its intention to make a NCIB. The NCIB enables CGI to purchase, on the open market, through the facilities of the TSX, up to 26,970,437 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2009 and ending on the earlier of February 8, 2010, or when the Company completes its maximum number of shares allowed to be purchased, or elects to terminate the bid.

During 2009 fiscal year, the Company repurchased 9,525,892 of its Class A subordinate shares for $99.9 million at an average price including commissions of $10.49, under the current and previous NCIB.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

OVERVIEW OF THE FISCAL YEAR

KEY PERFORMANCE MEASURES

We use a combination of financial measures, ratios, and non-GAAP measures to assess our company's performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	• Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, income taxes and non-controlling interest (see definition on p. 11). Management believes this best reflects the profitability of our operations. • Diluted earnings per share from continuing operations – is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.
Liquidity	• Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy. • Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day Company target.
Growth	• Constant currency growth – is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of changes to better understand trends in the business. • Backlog – represents management's best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time. • Book-to-Bill ratio – is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company's business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.
Capital Structure	• Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength. • Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company's shareholders and how well the Company uses investment funds to generate earnings growth. • Return on Invested Capital – is a measure of the Company's efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

SELECTED ANNUAL INFORMATION

As at and for the years ended September 30	2009	2008	2007	Change 2009/2008	Change 2008/2007
Backlog[1] *(in millions of dollars)*	**10,893**	11,645	11,696	**-6.5%**	-0.4%
Bookings *(in millions of dollars)*	**4,059**	4,145	3,190	**-2.1%**	29.9%
Revenue					
Revenue *(in '000 of dollars)*	**3,825,161**	3,705,863	3,633,945	**3.2%**	2.0%
Constant currency growth[2]	**-1.9%**	5.3%	7.4%		
Profitability					
Adjusted EBIT[3] margin	**12.0%**	11.6%	11.2%		
Earnings from continuing operations					
(in '000 of dollars)	**315,158**	298,266	235,551	**5.7%**	26.6%
Earnings from continuing operations margin	**8.2%**	8.0%	6.5%		
Net earnings *(in '000 of dollars)*	**316,466**	293,132	237,294	**8.0%**	23.5%
Net earnings margin	**8.3%**	7.9%	6.5%		
Basic EPS from continuing operations *(in dollars)*	**1.03**	0.94	0.71	**9.6%**	32.4%
Diluted EPS from continuing operations *(in dollars)*	**1.02**	0.92	0.70	**10.9%**	31.4%
Basic EPS *(in dollars)*	**1.03**	0.92	0.72	**12.0%**	27.8%
Diluted EPS *(in dollars)*	**1.02**	0.90	0.71	**13.3%**	26.8%
Balance sheet *(in '000 of dollars)*					
Total assets	**3,899,910**	3,680,558	3,471,861	**6.0%**	6.0%
Long-term financial liabilities[4]	**302,741**	326,916	516,470	**-7.4%**	-36.7%
Net debt[5]	**(66,034)**	332,199	384,312	**-119.9%**	-13.6%
Total long-term liabilities before					
clients' funds obligations	**527,401**	545,967	736,753	**-3.4%**	-25.9%
Cash generation / Financial structure					
Cash provided by continuing operating					
activities *(in '000 of dollars)*	**630,244**	355,670	544,115	**77.2%**	-34.6%
Net debt to capitalization ratio[5]	**-**	14.0%	16.8%		
Days sales outstanding[6]	**39**	50	42	**-22.0%**	19.0%

1. Backlog includes new contract wins, extensions and renewals ("bookings"), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Please refer to page 12 for more details.
2. Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 15 for details.
3. Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 20.
4. Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.
5. The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents ("net debt") over the sum of shareholders' equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative because our cash balance was greater than our long-term debt.
6. Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter's revenue over 90 days.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

FINANCIAL REVIEW

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 106% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $4.1 billion in bookings signed during the year, 52% came from new business, while 48% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 46% and 41% of total bookings, respectively. From a geographical perspective, the U.S. made up 58% of total bookings, followed by Canada at 33% and Europe at 9%.

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. Due to their variable attributes, including demand-driven usage; modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client, the values initially booked may change over time. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company's management to measure growth.

Significant Bookings in the Year

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
October 14, 2008	Federal Communications Commission	10 years	US$25 million
	Federal Communications Commission selected CGI as the prime contractor to provide its Momentum® financial management software and Financial Management Line of Business hosting solution as a part of the agency's Core Financial System Replacement initiative.		
October 20, 2008	North Carolina Department of Revenue	Three years	US$55.3 million
	CGI will help improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf products configured specifically for the Department of Revenue's needs.		
March 10, 2009	Cigna	Multi-year	US$35 million per year
	CGI will assume responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance.		
March 17, 2009	Centers for Medicare & Medicaid Services	Five and one-half years	US$135 million
	CGI was awarded the Medicare Advantage & Part D Maintenance and Enhancement Services contract for updating and enhancing the system's performance and scalability.		
March 25, 2009	Foresters	10 years	$182 million
	CGI will deliver IT application maintenance and development services from its centres of excellence in Toronto, Halifax and Bangalore while IT infrastructure services including data centre mainframe, voice communications, IT help desk and distributed computing services will be delivered from its centres in Ontario.		
April 7, 2009	General Services Administration	Five years	US$43 million
	CGI will update the agency's legacy billing and accounts receivable modules. Full life cycle services and infrastructure hosting are included in this contract.		
April 8, 2009	Environmental Protection Agency	Three years	US$67 million
	CGI has been selected by the U.S. Environmental Protection Agency to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to EPA on the national Environmental Information Exchange Network.		

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
April 17, 2009	State of Louisiana	Three years	US$40 million
	CGI is to deliver IT operations and service management to support Louisiana's ongoing Road Home Program. To successfully manage the complex series of IT interactions that support the Road Home program, the CGI team will deliver application maintenance, user support, data warehouse services and reporting, as well as disaster recovery and continuity of operations planning.		
May 14, 2009	General Services Administration ("GSA")	Five years	US$52 million
	CGI is to provide operations and maintenance support and software upgrades for the agency's Pegasys financial management application. GSA's Pegasys financial management system, which is hosted in CGI's Phoenix data centre, is based on CGI's market leading Momentum® financial management software. It supports users from 11 regions across the country and the processing of nearly 20 million transactions totaling over US$24 billion annually. Under this contract, CGI will provide project management, production support, testing, development and implementation support as well as software upgrades and maintenance.		
July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million
	Contract is extended for CGI's award-winning Electronic Procurement System (eVA). Since CGI initially implemented the system in 2001, the Commonwealth used eVA to purchase $20 billion of products and services, with $11.6 billion purchased from small, minority or women-owned business, while saving the state and taxpayers more than $280 million.		
August 27, 2009	Government of Canada	Four-year extension	$78 million
	Company has been working with Public Works and Government Services Canada to define, scope and implement Results Base Services through a CGI managed services delivery model.		
October 9, 2009	General Services Administration	Five years	US$32 million
	CGI is to provide data centre hosting and application management support of GSA's Integrated Financial System, which is based on CGI's Momentum® Financials software. This contract was signed prior to and announced subsequent to our year end.		
October 13, 2009	Daimler Financial Services ("DFS")	Five-year extension	Not released
	CGI provides a full end-to-end applications management service for international Vehicle Asset Financing providing DFS with a cost-effective service to streamline and standardize its business processes, while at the same time maximizing operational savings by utilizing CGI's industry leading outsourcing services. This contract was signed prior to and announced subsequent to our year end.		

Foreign Exchange

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. However, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

The following tables show the variations of the closing and average exchange rates for our primary operating foreign currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at September 30 for the following fiscal years:

	2009	2008	2007	Change 2009/2008	Change 2008/2007
U.S. dollar	**1.0722**	1.0599	0.9963	1.2%	6.4%
Euro	**1.5686**	1.4923	1.4166	5.1%	5.3%
Indian rupee	**0.0223**	0.0228	0.0251	-2.2%	-9.2%
British pound	**1.7158**	1.8868	2.0313	-9.1%	-7.1%

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

	2009	2008	2007	Change 2009/2008	Change 2008/2007
U.S. dollar	**1.1804**	1.0093	1.1134	17.0%	-9.3%
Euro	**1.5944**	1.5176	1.4809	5.1%	2.5%
Indian rupee	**0.0242**	0.0246	0.0262	-1.6%	-6.1%
British pound	**1.8235**	1.9877	2.1921	-8.3%	-9.3%

Revenue Distribution

The following charts provide additional information regarding our revenue mix for the year:



By Contract Types	**By Geography**	**By Vertical Market**

A. Management of IT and business functions (outsourcing)
  i) IT services 47%
  ii) BPS 11%
B. Systems integration and consulting 42%
	A. Canada 57%
	B. U.S. 36%
	C. Europe 7%
		A. Government and healthcare 34%
		B. Financial services 33%
		C. Telecommunications and utilities 15%
		D. Retail and distribution 12%
		E. Manufacturing 6%

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

Revenue Variation and Revenue by Segment

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2009 and 2008 periods. The 2008 and 2007 revenue by segment is recorded reflecting the actual foreign exchange rates of each respective year.

For the years ended September 30 *(in '000 of dollars except for percentages)*	**2009**	2008	2007	**Change** **2009/2008**	Change 2008/2007
Revenue	**3,825,161**	3,705,863	3,633,945	**3.2%**	2.0%
Constant currency growth	**-1.9%**	5.3%	7.4%		
Foreign currency impact	**5.1%**	-3.3%	-0.3%		
Variation over previous year	**3.2%**	2.0%	7.1%		
Canada revenue prior to foreign					
currency impact	**2,172,441**	2,335,566	2,251,326	**-7.0%**	4.0%
Foreign currency impact	**7,218**	-	-		
Canada revenue	**2,179,659**	2,335,566	2,251,326	**-6.7%**	3.7%
U.S. revenue prior to foreign					
currency impact	**1,178,329**	1,086,513	1,115,449	**8.5%**	7.3%
Foreign currency impact	**183,458**	-	-		
U.S. revenue	**1,361,787**	1,086,513	1,115,449	**25.3%**	-2.6%
Europe revenue prior to foreign					
currency impact	**285,047**	283,784	267,170	**0.4%**	7.4%
Foreign currency impact	**(1,332)**	-	-		
Europe revenue	**283,715**	283,784	267,170	**0.0%**	6.2%
Revenue	**3,825,161**	3,705,863	3,633,945	**3.2%**	2.0%

Fiscal 2009 was marked by widespread economic difficulties, the ripples of which reached economies globally. Looking at the year in review, our first quarter was very strong, reaching one billion dollars of revenue, followed by three consecutive quarters where our clients felt the pressures of the economic downturn.

This downturn has caused a number of our clients to adopt a cautious approach, conserving cash and revisiting investment decisions with a focus on addressing near term profitability and cash flow pressures. We have seen them shift their buying behaviour from investing in systems integration and consulting projects to investing in long-term outsourcing or managed services arrangements. This shift has resulted in our systems integration and consulting ("SI&C") revenue being impacted as some clients have suspended or stretched out their in-flight projects, deferred the kick-off of their new projects, chosen to have the same services delivered out of our global delivery centres, or re-evaluated their capital and operating budgets; all focused on providing an immediate relief to their margin challenges. These reactions, depending on the geography or vertical markets, have resulted in a reduction in our short-term project oriented revenues offset by an increase in bookings of long-term outsourcing or managed services contracts. The revenue streams for these long-term contracts will only start to be realized once the work has been transitioned to us which would normally follow three to six months after the execution of the contract.

For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing a 29% and 6% respective decrease year-over-year.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

For fiscal 2008, revenue was $3,705.9 million, an increase of $71.9 million or 2.0% compared to fiscal 2007. On a constant currency basis, revenue increased by 5.3% compared to fiscal 2007. The unfavourable impact of foreign currency fluctuations amounted to $118.4 million or 3.3%, mainly due to U.S. dollar fluctuations. On a constant currency basis, the largest growth in our vertical markets was from telecommunications and utilities (13%), retail and distribution (8%) and financial services (3%).

Canada

For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. However, we have seen the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.

For the year ended September 30, 2008, revenue from our Canada operating segment was $2,335.6 million, an increase of $84.2 million or 3.7% over 2007. On a constant currency basis, revenue grew by 4.0% or $89.5 million when compared to fiscal 2007. The growth was driven primarily by higher revenue from our SI&C activities, mainly in our telecommunications and utilities, retail and distribution, and financial services vertical markets, slightly offset by the completion of certain isolated outsourcing contracts.

U.S.

For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to last year. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continues to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we have seen cautious behaviour from certain U.S. clients as they have either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients, some of which are highlighted on pages 12 and 13.

For the fiscal year ended September 30, 2008, U.S revenue increased by 7.3% or $80.9 million on a constant currency basis when compared to the same period of 2007. The unfavourable impact of foreign currency fluctuations represented $109.9 million or 9.9%, which resulted in an overall decrease of 2.6% for this segment. As noted, we grew on a constant currency basis, with the government and healthcare vertical market being the primary driver.

Europe

For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to last year. On a constant currency basis, there is an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to react similarly to those in North America; deferring discretionary projects, as clients invest in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.

In fiscal 2008, revenue from our Europe operating segment was $283.8 million, an increase of $16.6 million or 6.2% against 2007. On a constant currency basis, this segment grew by $19.9 million or 7.4%, with foreign currency fluctuations having an unfavourable impact of $3.3 million or 1.2%. The net growth in Europe was mainly a result of higher SI&C work from our telecommunication clients in Central Europe. During 2008, we also had incremental revenue from a new outsourcing contract in the financial services vertical market.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

OPERATING EXPENSES

For the years ended September 30 *(in '000 of dollars except for percentages)*	2009	% of revenue	2008	% of revenue	2007	% of revenue
Costs of services, selling and administrative	3,170,406	82.9%	3,110,760	83.9%	3,050,782	84.0%
Foreign exchange (gain) loss	(1,747)	0.0%	1,445	0.0%	3,457	0.1%
Amortization						
Capital assets	61,412	1.6%	43,455	1.2%	32,396	0.9%
Contract costs related to transition costs	22,377	0.6%	17,925	0.5%	18,944	0.5%
Other intangible assets	100,829	2.6%	101,792	2.7%	121,881	3.4%
Impairment of other intangible assets	11,143	0.3%	-	0.0%	-	0.0%
Total amortization	195,761	5.1%	163,172	4.4%	173,221	4.8%

Costs of Services, Selling and Administrative

In 2009, we proactively managed our cost structure in response to prevailing economic conditions. When comparing fiscal 2009 to 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased to 82.9% from 83.9%, primarily due to improvements in gross margin driven by past and current restructuring and productivity initiatives, while our selling and administrative expenses as a percentage of revenue rose slightly by 0.3%. During the year, approximately $44.9 million was incurred, relating primarily to severances to realign our workforce, as well as to rationalize excess real estate in our operations. This proactive action will help us sustain our margins based on expected revenues. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $169.4 million. This impact has been offset by the $189.3 million exchange rate related benefits noted in our revenue section. We continue to look for opportunities to increase our operating margin and leverage our cost structure.

When comparing fiscal 2008 to fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue decreased from 84.0% to 83.9%. Our gross margin and selling and administrative ratios remained relatively consistent between the two years. During the year, fluctuations in foreign currencies favourably impacted our costs of services, selling and administrative by $103.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

Foreign Exchange (Gain) Loss

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments. The Capital Resources section provides more detail on our hedging strategy.

Amortization

For year ended September 30, 2009, the increase in amortization expense for capital assets over 2008 is mainly due to additions of computer equipment made over the last year to support our clients and to improve our data centre infrastructure. In addition, we have relocated some of our offices and consequently have entered into more favourable lease agreements over the previous year. Leasehold improvements amortization has increased due to the investment in new additions as well as the accelerated amortization taken on excess space.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

The increase in amortization expense of capital assets from 2007 to 2008 is also due mainly to additions in computer equipment for the same reasons as explained above. In addition, certain types of equipment that were previously financed through operating leases were purchased, thus increasing amortization expense.

The amortization of contract costs related to transition costs in 2009 also increased when compared to fiscal 2008. The majority of the increase came from new contracts signed during 2009 or near the end of 2008; as such contracts would have incurred none or very little amortization expense in the previous year. When comparing fiscal 2008 to 2007, the amortization of transition costs decreased due to the accelerated amortization taken in the second quarter of fiscal 2007 related to the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during 2007.

The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions, and client relationships. When comparing fiscal 2008 to 2007, amortization of other intangible assets decreased due to the incremental amortization in fiscal 2007 associated with a business solution for our oil and gas clients in Western Canada, certain software licenses and other intangibles, such as trademarks and client relationships, being fully amortized, and the extension made to the useful life of a business solution to support the brokerage industry.

In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which did not impact our operating cash flows. This charge was related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations which were determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2008 and 2007.

For the 2009 and 2008 fiscal years, foreign currency fluctuations had an unfavourable impact on the total amortization by $7.5 million and favourable impact of $5.7 million, respectively.

ADJUSTED EBIT BY SEGMENT

For the years ended September 30 *(in '000 of dollars except for percentages)*	2009	2008	2007	Change 2009/2008	Change 2008/2007
Canada	320,702	332,827	322,698	-3.6%	3.1%
As a percentage of Canada revenue	*14.7%*	*14.3%*	*14.3%*		
U.S.	171,965	129,401	123,512	32.9%	4.8%
As a percentage of U.S. revenue	*12.6%*	*11.9%*	*11.1%*		
Europe	18,639	24,692	23,152	-24.5%	6.7%
As a percentage of Europe revenue	*6.6%*	*8.7%*	*8.7%*		
Corporate	(50,565)	(56,434)	(62,877)	-10.4%	-10.2%
As a percentage of revenue	*-1.3%*	*-1.5%*	*-1.7%*		
Adjusted EBIT	460,741	430,486	406,485	7.0%	5.9%
Adjusted EBIT margin	*12.0%*	*11.6%*	*11.2%*		

Canada

In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease is primarily driven by the impact of our clients' decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

recovered as some of our members were unassigned. During the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.

While transferring the delivery of services for some of our clients from our local delivery centres to our lower cost offshore operations has reduced our top line, we saw it generate positive impacts on the segment's EBIT margin percentage. Our margin percentage increase can also be attributable to the benefits of the restructuring initiatives and other investment programs as mentioned above, taken during the past years, which ultimately improved our gross margin percentage over time. In addition, we have also addressed specific contracts not meeting our profitability standards.

For the fiscal period ended September 30, 2008, adjusted EBIT for our Canadian operating segment was $332.8 million, an increase of 3.1% or $10.1 million over 2007, while as a percentage of revenue, our margin remained stable at 14.3%. Excluding the relatively higher level of termination costs in the last quarter of 2008, our adjusted EBIT margin for Canada would have improved slightly over 2007.

U.S.

Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. The dollar increase is mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we have improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time. In addition, on a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%.

Adjusted EBIT for our U.S. operating segment for fiscal 2008 was $129.4 million, an increase of $5.9 million or 4.8% when compared to 2007, while as a percentage of revenue, our margin improved from 11.1% to 11.9%. This increase was primarily caused by the incremental margin on revenue growth as previously mentioned, partially offset by the timing between the start and completion of specific contracts in the financial services as well as the government and healthcare vertical markets, and to a lesser extent by the unfavourable impact of foreign currency fluctuations.

Europe

Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure in these challenging times.

Adjusted EBIT for our Europe operating segment was $24.7 million in fiscal 2008, up $1.5 million or 6.7% from fiscal 2007, while as a percentage of revenue, our margin remained stable at 8.7%. This increase was mainly due to the incremental margin earned on new contracts, as described in the revenue section.

Corporate

In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses which are not material for both fiscal 2009 and 2008.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

In each of the last three fiscal years, corporate expenses as a percentage of revenue excluding foreign currency rate fluctuations have improved steadily, going from 1.6% in 2007, to 1.5% in 2008 and 1.4% at the end of fiscal 2009. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST

The following table provides, for the years indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

For the years ended September 30 *(in '000 of dollars except for percentages)*	2009	% of revenue	2008	% of revenue	2007	% of revenue
Adjusted EBIT	460,741	12.0%	430,486	11.6%	406,485	11.2%
Restructuring costs related to specific items	-	0.0%	-	0.0%	23,010	0.6%
Interest on long-term debt	18,960	0.5%	27,284	0.7%	41,818	1.2%
Interest income	(2,908)	-0.1%	(5,570)	-0.2%	(9,451)	-0.3%
Other expenses	3,569	0.1%	3,341	0.1%	398	0.0%
Gain on sale of assets	-	0.0%	-	0.0%	(700)	0.0%
Earnings from continuing operations before income taxes and non-controlling interest	441,120	11.5%	405,431	10.9%	351,410	9.7%

Restructuring Costs Related to Specific Items

In the first quarter of 2007, we completed our Competitive Position Strengthening Program and the objectives of the program were successfully met. A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007. Please refer to Note 16 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

Interest on Long-Term Debt

The year-over-year decrease in interest expense from fiscal 2007 to fiscal 2009 is mainly due to the combined impact on our credit facilities of the favourable variation in interest rates and of debt repayments made over the last three years.

Interest Income

Interest income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses. The variance from 2008 is due to a combination of lower interest rates, dividends and less interest received from government authorities.

Other Expenses

For the year ended September 30, 2009, other expenses include the favourable change of approximately $2.1 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings from continuing operations before income taxes and non-controlling interest. This favourable change is offset by interest charges associated with the settlement of prior year's tax credits.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Income Taxes

Income tax expense was $125.2 million for the year ended September 30, 2009, compared to $106.3 million in fiscal 2008, representing an $18.9 million increase, while our effective income tax rate also increased from 26.2% to 28.4% year-over-year. During fiscal 2009, the Company settled tax liabilities related to prior years in CGI's favour in the amount of $15.9 million. In fiscal 2008, similar circumstances yielded a reversal of $20.3 million of income tax provisions along with $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada. Without these impacts, the effective tax rate for 2009 and 2008 would have been 32.0% and 32.8%, respectively.

When comparing fiscal 2008 to 2007, income tax expense was $106.3 million, compared to $115.6 million in 2007, representing a $9.3 million decrease. Our effective income tax rate was 26.2% in fiscal 2008 due to the favourable tax settlements as explained above. Without the favourable impact in 2008, the income tax rate would have been 32.8% which is comparable to the rate in 2007 of 32.9% .

We continue to expect our effective tax rate before any significant settlements to be in the range of 31% to 33% in subsequent periods.

Non-Controlling Interest

The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d'affaires ("CIA") held by minority shareholders and is currently at 34.2% compared to 35.3% in both fiscal 2008 and 2007.

NET EARNINGS

The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30 *(in '000 of dollars unless otherwise indicated)*	2009	2008	2007	Change 2009/2008	Change 2008/2007
Earnings from continuing operations	315,158	298,266	235,551	5.7%	26.6%
Margin	8.2%	8.0%	6.5%		
Earnings (loss) from discontinued operations, net of income taxes	1,308	(5,134)	1,743	-125.5%	-394.5%
Net earnings	316,466	293,132	237,294	8.0%	23.5%
Margin	8.3%	7.9%	6.5%		
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	306,853,077	317,604,899	329,016,756	-3.4%	-3.5%
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	310,345,241	322,804,287	333,876,564	-3.9%	-3.3%
Basic earnings per share from continuing operations *(in dollars)*	1.03	0.94	0.71	9.6%	32.4%
Diluted earnings per share from continuing operations *(in dollars)*	1.02	0.92	0.70	10.9%	31.4%
Basic earnings per share *(in dollars)*	1.03	0.92	0.72	12.0%	27.8%
Diluted earnings per share *(in dollars)*	1.02	0.90	0.71	13.3%	26.8%

For the year ended September 30, 2009, earnings from continuing operations increased by $16.9 million or 5.7% when compared to the prior year, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses, as described previously. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.3% in fiscal 2009 and 2008, respectively.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

For the year ended September 30, 2008, the increase in earnings from continuing operations of 26.6% or $62.7 million was mainly a result of significantly improved operational profitability, the cumulative favourable income tax impact of $26.6 million in 2008, lower interest expense, as well as the benefits derived from the previously completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of 2007.

The loss from discontinued operations was mainly due to the Company's disposition of the net assets of our claims adjusting and risk management services business in 2008.

CGI's basic and diluted weighted average number of shares for fiscal 2009 was down versus the two prior years due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

LIQUIDITY

CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2009, cash and cash equivalents were $343.4 million compared to $50.1 million in 2008. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2009, 2008, and 2007.

For the years ended September 30 *(in '000 of dollars)*	2009	2008	2007	Change 2009/2008	Change 2008/2007
Cash provided by continuing operating activities	630,244	355,670	544,115	274,574	(188,445)
Cash used in continuing investing activities	(128,010)	(93,579)	(153,838)	(34,431)	60,259
Cash used in continuing financing activities	(197,802)	(300,166)	(416,793)	102,364	116,627
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,300)	398	(3,962)	(11,698)	4,360
Net increase (decrease) in cash and cash equivalents from continuing operations	293,132	(37,677)	(30,478)	330,809	(7,199)

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES

Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue a year ago. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days; and to a lesser extent, by improved profitability.

Cash provided by continuing operating activities was $355.7 million or 9.6% of revenue for fiscal 2008. This is compared with $544.1 million or 15.0% of revenue in fiscal 2007. The year-over-year decrease is due to the following: 1) the cash inflows for the first quarter of 2007 were unusually high with $51.1 million of receipts having spilled over from the 2006 fiscal year as the year-end occurred on a weekend; 2) the $37.6 million final tax payment for fiscal 2007 that took place in the first quarter of 2008; 3) the $37.6 million year-over-year increase in the quarterly tax installments paid in 2008 that were based on the profitability of 2007, whereas the 2007 installments were based on the lower level of profitability in fiscal 2006; and, 4) the increase in DSO of eight days or approximately $80.0 million due to the timing of client milestone billings and pre-payments from our large outsourcing clients.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

CASH USED IN CONTINUING INVESTING ACTIVITIES

The investments made during the year were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For the current year, a total of $128.0 million was invested, an increase of $34.4 million compared with the $93.6 million invested last year. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.

Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to the previous year. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.

The investments in intangible assets were $62.4 million, an increase of $1.5 million when compared to the $60.9 million invested in fiscal 2008. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions and software licenses as we look to reduce our costs through the expanded utilization of our offshore resources.

Comparing fiscal 2008 to 2007, there was a decrease of $60.3 million compared with the $153.8 million invested. The bulk of the decrease is attributed to: 1) as mentioned in the paragraph above, $29.2 million was received pertaining to a divestiture and no such event took place in 2007; 2) we spent $17.3 million for acquisitions whereas $3.9 million was spent in 2008; and 3) investments in intangibles were much lower in 2008 due to the timing of transition costs and reduction in business solutions spending as we increased the utilization of lower cost resources from our India Centres of Excellence.

CASH USED IN CONTINUING FINANCING ACTIVITIES

For the year ended September 30, 2009, continuing financing activities consumed $197.8 million, a decrease of $102.4 million over last year. During the year, we made net repayments of $130.6 million toward our long-term debt and credit facilities. In addition, $101.7 million was used towards the repurchase of CGI shares under the Normal Course Issuer Bid, offset by the proceeds received from the exercise of stock options for $16.1 million. There was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes, which occurred in the second quarter of 2009.

For fiscal 2008, continuing financing activities used $300.2 million, a decrease of $116.6 million over fiscal 2007. There were net repayments of $116.4 million on our credit facilities and long-term debt. In addition, $216.2 million was used for the repurchase of CGI shares under the Normal Course Issuer Bid, while the issuance of shares upon the exercise of stock options generated $32.4 million in proceeds.

For fiscal 2007, continuing financing activies consumed $416.8 million. During that year, we repaid $353.6 million on our credit facilities and purchased $128.5 million in CGI stock under the Normal Course Issuer Bid. The issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS

For the year ended September 30, 2009, we had an $11.3 million reduction in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents. This reduction was more than offset by a $18.6 million unrealized gain on translation of our long-term debt designated as hedges of our net investments in self-sustaining foreign operations. Neither the $11.3 million reduction nor the $18.6 million unrealized gain had an effect on net earnings as both amounts were recorded in comprehensive income.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,293.0 million. In 2009, total contractual obligations decreased by $195.4 million, primarily due to our repayments of long-term debt and rent payments made in the normal course of our operations.

		Payments due by period				
Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
(in '000s of dollars)						
Long-term debt	245,983	4,642	220,131	21,210	-	-
Capital lease obligations	37,147	13,060	19,652	4,435	-	-
Operating leases						
Rental of office space [1]	800,695	123,061	182,859	132,809	254,177	107,789
Computer equipment	20,528	13,587	6,689	252	-	-
Automobiles	10,890	4,107	5,303	1,480	-	-
CIA purchase obligation	10,832	10,832	-	-	-	-
Long-term service agreements	166,969	89,754	59,287	15,775	2,153	-
Total contractual obligations	**1,293,044**	**259,043**	**493,921**	**175,961**	**256,330**	**107,789**

1: Included in these obligations are $13.2 million of office space leases from past acquisitions.

In addition, following changes to the shareholders' agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2009, 34.2% of the shares of CIA remain to be purchased.

CAPITAL RESOURCES

	Total commitment	Available at September 30, 2009	Outstanding at September 30, 2009
(in '000 of dollars)	$	$	$
Cash and cash equivalents	—	343,427	—
Unsecured committed revolving facilities [1]	**1,500,000**	1,359,279	140,721 [2]
Lines of credit and other facilities [1]	**25,000**	25,000	—
Total	**1,525,000**	1,727,706	140,721 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $126.0 million and Letters of Credit for $14.7 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2009, cash and cash equivalents were $343.4 million, the amount available under our credit facilities was $1,359.3 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2009, CGI was in compliance with these covenants.

Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at September 30, 2009, no amount was drawn on this facility.

Total long-term debt decreased by $108.0 million to $283.1 million at September 30, 2009, compared with $391.1 million at September 30, 2008. The variation resulted primarily from the repayment of $103.6 million of the first tranche of our senior unsecured notes.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

FINANCIAL INSTRUMENTS

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivatives' fair value is excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the remaining two tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in comprehensive income. An amount that will offset the related translation gain or loss arising from the re-measurement of the portion of the debt that is designated shall be reclassified each period from comprehensive income to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged. The fair value of the forward contracts on the principal repayments of the Senior U.S. unsecured notes represents $5.7 million and their weighted average exchange rate is at CDN$1.0182 per US$.

HEDGE ON NET INVESTMENT IN SELF-SUSTAINING FOREIGN SUBSIDIARIES

Effective December 1, 2008, the Company designated a debt of US$100 million as the hedging instrument for a portion of the Company's net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12 million as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investment are recorded in comprehensive income. The effective portions of gains or losses on instruments hedging the net investment are also recorded in comprehensive income. The $18.6 million unrealized gain on translation of our US$100 million long-term debt and our €12 million contributed to the net debt reduction realized in 2009.

CASH FLOW HEDGES ON FUTURE REVENUE

During the 12 months ended September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates up until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities (please refer to note 27 in our consolidated financial statements for further details). Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Our cash flow hedges on revenue mitigated almost all the volatility of the net earnings margin resulting from the fluctuations of foreign currency rates. The potential increase or decrease of net earnings from changes in foreign currency rates is essentially coming from the effect of the translation of the financial statements of our foreign subsidiaries. Please refer to note 27 to the consolidated financial statements for more information on the impact from fluctuations of foreign currencies on our financial results.

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30	2009	2008	2007
Net debt to capitalization ratio	-	14.0%	16.8%
Return on equity [1]	14.2%	15.6%	12.9%
Return on invested capital [2]	14.0%	14.0%	11.6%
Days sales outstanding	39	50	42

1: The return on equity ratio is calculated as the proportion of earnings from continuing operations for the last twelve months over the last four quarters' average equity.

2: The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items, over the last four quarters' average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents, net of the impact of the fair value of forward contracts.

As at September 30, 2009, the Company had no net debt, compared to the net debt to capitalization ratio of 14.0% reported one year ago and 16.8% in 2007. The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. Our cash-generating ability has allowed us to significantly pay down our debt balance, resulting in a net cash position.

Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2009, ROE stood at 14.2% compared to 15.6% in the prior year. The decrease of 1.4% is primarily due to the foreign exchange fluctuation impact as well as the reduced use of leverage financing.

As we paid down debt and increased our cash balance, the ROIC would have increased by 0.7% compared to fiscal 2008. However, this increase was offset by the unrealized foreign exchange fluctuation recorded under comprehensive income. As a result, ROIC remained at 14.0% in fiscal 2009, same as in the prior year.

Cash is essential for growth and for that reason, CGI needs to ensure our cycle of service to billings to collection is timely. It is even more important now to have a healthy balance of cash with the current economic conditions. Our DSO improved by 11 days to 39 days when compared with last year. This is the result of our initiatives in the past year to set better milestones in the billing cycle and of our ability to monitor our overdue accounts more diligently.

OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $41.9 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees, which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2009, we had committed for a total of $124.0 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; and investing in our business solutions. Funds were also used to expand our global delivery network throughout the world as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2010.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI's roots and traditions.

As a company built on human capital, our people and their knowledge are key to delivering quality service to our clients. With a workforce of 26,000 members, our human resource program provides competitive compensation and benefits, a favourable working environment, training and career development programs, to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 85% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan, which align member objectives with the strategic goals of CGI. As well, all members share in the success of the Company in the Profit Participation Program.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI's offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

RELATED PARTY TRANSACTIONS

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30

(in '000 of dollars)	2009	2008	2007
Revenue	108,139	124,461	120,010
Accounts receivable	10,542	12,050	9,310
Work in progress	5,937	5,939	3,648
Contract costs	8,706	11,206	13,746
Deferred revenue	3,351	2,715	1,868

JOINT VENTURE: SUPPLEMENTARY INFORMATION

The Company's proportionate share of its joint venture investee's operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30

(in '000 of dollars)	2009	2008	2007
Revenue	101,964	87,887	94,111
Net earnings	13,412	10,506	14,464
Current assets	37,608	36,543	40,303
Non-current assets	2,998	1,333	4,429
Current liabilities	14,721	15,040	16,879
Non-current liabilities	445	518	366

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

FOURTH QUARTER RESULTS

In the fourth quarter of fiscal 2009, we continued our business development activities to further enhance the quality of our sales funnel. At the same time, as with prior quarters, we continued to proactively rationalize our cost structure addressing resource utilization and productivity initiatives in order to improve our margins prospectively.

REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2009 and 2008. The 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year.

For the three months ended September 30

(in '000 of dollars except for percentages)	**2009**	2008	**Change**
Revenue	**926,051**	929,198	**-0.3%**
Constant currency growth	**-1.4%**	2.6%	
Foreign currency impact	**1.1%**	0.2%	
Variation over previous period	**-0.3%**	2.8%	
Canada revenue prior to foreign currency impact	**529,158**	559,845	**-5.5%**
Foreign currency impact	**(1,795)**	-	
Canada revenue	**527,363**	559,845	**-5.8%**
U.S. revenue prior to foreign currency impact	**320,387**	296,798	**7.9%**
Foreign currency impact	**14,481**	-	
U.S. revenue	**334,868**	296,798	**12.8%**
Europe revenue prior to foreign currency impact	**65,992**	72,555	**-9.0%**
Foreign currency impact	**(2,172)**	-	
Europe revenue	**63,820**	72,555	**-12.0%**
Revenue	**926,051**	929,198	**-0.3%**

For the fourth quarter of 2009, revenue was $926.1 million, representing a 1.4% decrease on a constant currency basis. The impact of foreign currency was 1.1%, primarily due to the favourable U.S. dollar fluctuation. On a constant currency basis, the largest growth in our vertical markets was from financial services (16%) and government & healthcare (3%).

Canada
Revenue in Canada was $527.4 million for the fourth quarter ended September 30, 2009. This represents a decrease of 5.8% or $32.5 million on a constant currency basis against the comparable quarter of 2008. Of this decrease, approximately $27.0 million related to the non-renewal of a low margin contract while the remainder related to clients deferring the start-up of new projects or choosing to have their services delivered from our offshore centres of excellence.

U.S.
Revenue in the U.S. was $334.9 million for the three months ended September 30, 2009, up from $296.8 million in the same period a year ago. This represents a 7.9% or $23.6 million increase on a constant currency basis. The increase was mainly driven by the financial services vertical market, partially offset by decreased work in the telecommunications and manufacturing verticals.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

Europe

Revenue in Europe was $63.8 million in the fourth quarter of fiscal 2009. This compares to the $72.6 million in the fourth quarter of 2008, representing a constant currency decrease of 9.0% year-over-year. The decline was mainly driven by lower revenues associated with certain clients in Central Europe and Australia as clients reacted to their market conditions by deferring new projects or suspending in-flight projects. Year-over-year, the negative impact of foreign currency fluctuations of $2.2 million is mainly from the the weakening of the British pound against the Canadian dollar.

ADJUSTED EBIT BY SEGMENT

For the three months ended September 30

(in '000 of dollars except for percentage)	**2009**	2008	**Change**
Canada	**98,729**	69,343	**42.4%**
As a percentage of Canada revenue	*18.7%*	*12.4%*	
U.S.	**36,825**	41,168	**-10.5%**
As a percentage of U.S. revenue	*11.0%*	*13.9%*	
Europe	**2,267**	6,911	**-67.2%**
As a percentage of Europe revenue	*3.6%*	*9.5%*	
Corporate	**(11,693)**	(12,167)	**-3.9%**
As a percentage of revenue	*-1.3%*	*-1.3%*	
Adjusted EBIT	**126,128**	105,255	**19.8%**
Adjusted EBIT margin	*13.6%*	*11.3%*	

Canada

For the three months ended September 30, 2009, adjusted EBIT was $98.7 million, an increase of $29.4 million when compared with the fourth quarter of 2008. The margin improved from 12.4% to 18.7%. The margin percentage increase was attributable to the benefits of the restructuring initiatives and other investment programs made during the past periods which have improved our gross margin percentage over time. These have helped increase the productivity of our resources by better aligning our operations in the context of the current economic conditions. As well certain of these previously executed investments focused on improving the asset utilization of our data centres. In addition, our margin also improved due to the non-renewal of a contract that was not meeting our profitability targets.

U.S.

Adjusted EBIT in our U.S. operating segment for the three months ended September 30, 2009 was $36.8 million, representing a decrease of 10.5% over the same quarter last year. As a percentage of revenue, this segment's profitability was 11.0%, down from 13.9% a year ago. During the quarter, a $10.3 million impairment was taken predominantly for enhancements being developed on certain finance-related business solutions as their future cash flow projections no longer cover the book value of the investment as clients chose to defer or cancel their projects due to the changing market conditions. Excluding this impact, the U.S. adjusted EBIT would have been 14.1%, a slight improvement over the prior year's comparable quarter.

Europe

For the three months ended September 30, 2009, adjusted EBIT was $2.3 million, representing a decrease of $4.6 million when compared to the fourth quarter of 2008, while our margin decreased from 9.5% to 3.6%. The slow-down is due to certain clients in Central Europe and Australia who have cut their investments in IT projects. The decrease is furthered by restructuring costs of approximately $2.3 million in our efforts to realign our organizational structure to improve resource utilizations within Europe.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Corporate

For the quarter ended September 30, 2009, corporate expenses decreased slightly by $0.5 million to $11.7 million, representing 1.3% of revenue, in line with the prior year. Excluding the foreign exchange impact, corporate expenses as a percentage of revenue was 1.5% and 1.3% for the last quarter of fiscal 2009 and 2008, respectively. We continue to implement initiatives to strengthen the Company's competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

NET EARNINGS

For the three months ended September 30

(in '000 of dollars unless otherwise indicated)	2009	2008	Change
Adjusted EBIT	126,128	105,255	19.8%
Margin	*13.6%*	*11.3%*	
Interest on long-term debt	3,497	6,372	-45.1%
Interest income	(1,125)	(997)	12.8%
Other expenses	1,397	1,682	-16.9%
Earnings from continuing operations before income taxes and non-controlling interest	122,359	98,198	24.6%
Income taxes	39,719	22,706	74.9%
Tax rate	*32.5%*	*23.1%*	
Non-controlling interest, net of income taxes	90	229	-60.7%
Loss from discontinued operations, net of income taxes	-	(1,677)	-100.0%
Net earnings	82,550	73,586	12.2%
Margin	*8.9%*	*7.9%*	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	302,739,070	309,295,434	-2.1%
Weighted average number of Class A subordinate shares and Class B shares *(diluted)*	307,221,737	313,749,478	-2.1%
Basic earnings per share *(in dollars)*	0.27	0.24	12.5%
Diluted earnings per share *(in dollars)*	0.27	0.23	17.4%

Earnings from continuing operations before income taxes and non-controlling interest have increased by $24.2 million or 24.6% over the fourth quarter of 2009. The increase is primarily the result of improved productivity in our Canada segment and lower interest charges on our long-term debt.

We did not incur any income tax adjustments this quarter compared to the same quarter in 2008. In the fourth quarter of 2008, there was a favourable income tax benefit of $9.5 million mainly pertaining to the determination of prior years' tax liabilities after reaching the final agreements with tax authorities. Excluding this benefit in the fourth quarter of 2008, income taxes would have been $32.2 million, representing a rate of 32.8% compared to 32.5% in the fourth quarter of 2009.

During the fourth quarter of fiscal 2009, we repurchased 6,109,448 of our Class A subordinate shares for $65.4 million at an average price including commissions of $10.70 under our Normal Course Issuer Bid.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

SUMMARY OF QUARTERLY RESULTS

As at and for the three months ended	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007
Backlog *(in millions of dollars)*	10,893	11,772	12,019	11,400	11,645	11,638	11,672	11,690
Bookings *(in millions of dollars)*	549	1,059	1,676	775	982	986	1,043	1,134
Revenue								
Revenue *(in '000 of dollars)*	926,051	950,419	948,319	1,000,372	929,198	950,468	930,770	895,427
Year-over-year growth	-0.3%	0.0%	1.9%	11.7%	2.8%	4.0%	-0.2%	1.3%
Constant currency growth	-1.4%	-4.5%	-5.6%	4.3%	2.6%	6.5%	5.4%	6.3%
Cost of services, selling and administrative expenses								
(in '000 of dollars)	745,553	791,890	795,886	837,077	781,729	797,837	780,539	750,655
% of revenue	80.5%	83.3%	83.9%	83.7%	84.1%	83.9%	83.9%	83.8%
Profitability								
Adjusted EBIT margin	13.6%	11.9%	11.3%	11.4%	11.3%	11.7%	11.7%	11.8%
Earnings from continuing operations								
(in '000 of dollars)	82,550	76,530	76,444	79,634	75,263	81,766	69,201	72,036
Earnings from continuing operations margin	8.9%	8.1%	8.1%	8.0%	8.1%	8.6%	7.4%	8.0%
Net earnings *(in '000 of dollars)*	82,550	76,530	77,667	79,719	73,586	77,989	68,877	72,680
Net earnings margin	8.9%	8.1%	8.2%	8.0%	7.9%	8.2%	7.4%	8.1%
Basic EPS from continuing operations *(in dollars)*	0.27	0.25	0.25	0.26	0.24	0.26	0.22	0.22
Diluted EPS from continuing operations								
(in dollars)	0.27	0.25	0.25	0.26	0.24	0.25	0.21	0.22
Basic EPS *(in dollars)*	0.27	0.25	0.25	0.26	0.24	0.25	0.21	0.22
Diluted EPS *(in dollars)*	0.27	0.25	0.25	0.26	0.23	0.24	0.21	0.22
Weighted average number of								
Class A subordinate shares and Class B shares -								
Basic *(in '000s)*	302,739	307,647	308,500	308,274	309,295	315,385	321,835	323,927
Weighted average number of								
Class A subordinate shares and Class B shares -								
Diluted *(in '000s)*	307,222	311,500	311,412	310,655	313,749	320,745	326,942	329,785
Balance sheet *(in '000 of dollars)*								
Total assets	3,899,910	3,988,216	3,938,735	3,985,914	3,680,558	3,655,789	3,556,946	3,634,931
Long-term financial liabilities	302,741	324,892	345,904	436,860	326,916	378,920	391,076	475,637
Net debt	(66,034)	15,895	105,417	259,450	332,199	368,747	361,947	330,999
Total long-term liabilities before clients' funds								
obligations	527,401	557,235	582,004	675,900	545,967	589,198	605,108	684,077
Cash generation / financial structure								
Cash provided by continuing operating activities								
(in '000 of dollars)	192,450	170,894	187,299	79,601	82,942	105,882	45,869	120,977
Net debt to capitalization ratio	-	0.6%	4.0%	9.6%	14.0%	15.6%	15.2%	14.3%
Days sales outstanding	39	41	42	52	50	48	44	39

In response to the tough economic conditions, our clients re-examined the timing of their investment strategies and restructured their spending to address their cash and margin challenges. These cautious actions resulted in lower or deferred IT spending which, in turn, affected our revenue level. We responded to this challenge by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts as observed in the gradual improvement in constant currency growth since the second quarter of 2009. In addition, we continue to deliver our services within the set timeframe and budget to our clients.

We also remained competitive by focusing on key fundamentals as evidenced by: 1) the increase in adjusted EBIT margin; 2) the increase in net earnings margin over the past year; 3) the relatively higher EPS in the quarters of fiscal 2009 compared to the quarters in fiscal 2008; 4) the significant net debt decrease over the year; 5) the higher levels of cash provided by our operating activities, and 6) the improved DSO.

QUARTERLY VARIANCES

There are factors causing quarterly variances which may not be reflective of the Company's future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The audited, consolidated financial statements for the years ended September 30, 2009, 2008, and 2007 include all adjustments that CGI's management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, "Goodwill and intangible assets".

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other intangible Assets" and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. The provision of Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets. Please see Note 2a to the consolidated financial statements for further details of the adjustments.

b) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are described in Note 2 to the September 30, 2009, audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings			
		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes
Goodwill	X			X	
Income taxes	X				X
Contingencies and other liabilities	X		X		
Accrued integration charges	X		X		
Revenue recognition	X^1	X			
Stock-based compensation	X		X		
Investment tax credits and government programs	X		X		
Impairment of long-lived assets	X			X	

1: Accounts receivable, work in progress and deferred revenue.

Goodwill

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Contingencies and other liabilities

The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition

The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation

CGI accounts for its stock option plan in accordance with section 3870, "Stock-based Compensation and Other Stock-based Payments" of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

Investment tax credits and government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

FUTURE ACCOUNTING CHANGES

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of our plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

At the current time, Business Combinations and Revenue Recognition sections have been identified as having the most effort required as we convert to IFRS.

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to the Market

<u>Economic risk</u> – The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks Related to our Industry

<u>The competition for contracts</u> – CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

<u>The length of the sales cycle for major outsourcing contracts</u> – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

<u>The availability and retention of qualified IT professionals</u> – There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2009

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients' needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others – Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI's business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting ("SI&C") projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable – In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients' creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients' reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business' information technology needs are served by another service provider or are provided by the successor company's own personnel. Growth in a client's information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client's needs efficiently, resulting in the loss of the client's business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners' ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates – In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments' use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients' requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks – Our business often requires that our clients' applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation – CGI's reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients' information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

<u>Risks associated with acquisitions</u> – A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

<u>Risks associated with the integration of new operations</u> – The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management's normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

<u>Liquidity and funding risks</u> – The Company's future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2009. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost Inc., a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity's internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI's interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. Please refer to page 28 of this MD&A for supplementary financial information about Innovapost Inc.

LEGAL PROCEEDINGS

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80.0 million and counterclaims of approximately $10.0 million.